CANARY WHARF

GROUP PLC

02055625

82-4997

SUPPL

JRG/AM/2340
24 October 2002

SEC MAIL RECEIVED PROCESSING
OCT 3 1 2002
WASH. D.C. 154 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to director shareholding, notification of major interest in shares, special dividend and purchase of own shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

J R Garwood
Group Company Secretary

Canary Wharf Group - Purchase of Own Securities

RNS Number:7255B
Canary Wharf Group PLC
26 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 337.7419p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Purchase of Own Securities

RNS Number:7934B
Canary Wharf Group PLC
27 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 337.76p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

POSILFIDASIDFIF

Canary Wharf Group - Purchase of Own Securitiês

RNS Number:8703B
Canary Wharf Group PLC
30 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 327.2563p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Blocklisting Interim Review

RNS Number:9075B
Canary Wharf Group PLC
01 October 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
CANARY WHARF GROUP PLC

2. Name of scheme
A. Canary Wharf Executive Share Option Plan
B. Canary Wharf Long Term Incentive Scheme and Executive Share Option Scheme

3. Period of return:
From 1 April 2002 To 1 October 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
A. 69,500

B. 4,897,328

5. Number of shares issued / allotted under scheme during period:
A. 69,500

B. 608,009

6. Balance under scheme not yet issued / allotted at end of period
A. NIL
B. 4,289,319*

*During the period options over 1,124,035 shares were lapsed.

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
A. 7,110,129 May 1999 to April 2001
B. 4,897,328 19 April 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
583,846,725 Ordinary Shares

Contact for queries
Name Jayne Deegan
Address One Canada Square, Canary Wharf, London, E14 5AB
Telephone 020 7537 5396

Person making the return
Name John Garwood

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Canary Wharf Group - Purchase of Own Securities

RNS Number:0579C
Canary Wharf Group PLC
03 October 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 338.7816p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

Canary Wharf Group - Purchase of Own Securities

RNS Number:1156C
Canary Wharf Group PLC
04 October 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 327.2695p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Purchase of Own Securities

RNS Number:1726C
Canary Wharf Group PLC
07 October 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 321.8706p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

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Canary Wharf Group - Purchase of Own Securities

RNS Number:1726C
Canary Wharf Group PLC
07 October 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 321.8706p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:1899C
Canary Wharf Group PLC
08 October 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non -beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 114

(ii) 117

by the named directors

8. Percentage of issued class £

i. 0.000019%

ii. 0.000020%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

13. Date of transaction

4 October 2002

14. Date company informed

8 October 2002

15. Total holding following this notification

i. A. Peter Anderson 4,108

ii. George Iacobescu 4,513*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00070%

ii. George Iacobescu: 0.00077% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 583,646,725 shares of 1 pence each as at 4 October 2002.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

8 October 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Purchase of Own Securities

RNS Number:2377C
Canary Wharf Group PLC
08 October 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 327.141p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

Canary Wharf Group - Holding(s) in Company

RNS Number:7430C
Canary Wharf Group PLC
21 October 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 21 October 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 18 October 2002 Franklin Resources Inc and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc had increased their interest in the ordinary shares of the Company to 40,897,718 (representing 7.00%* of the Company's issued share capital).

Note:

*As at 18 October 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Special Dividend

RNS Number:8278C
Canary Wharf Group PLC
23 October 2002

23 October 2002

CANARY WHARF GROUP PLC

ACCELERATION OF RETURN OF CAPITAL

ANNOUNCEMENT OF SPECIAL DIVIDEND

As part of the previously announced return of capital programme, the Board of Canary Wharf Group plc ("Canary Wharf") has formally declared the payment of a special dividend of 64.27 pence per ordinary share. This special dividend will be paid on Friday 29 November 2002 to the shareholders of the Company whose names appear on the Register of Members on Friday 8 November 2002. The ordinary shares will go ex-dividend on Wednesday 6 November 2002.

On 12 September 2002, Canary Wharf announced that the rapid pace of development at the Canary Wharf estate had enabled Canary Wharf to accelerate its financing. This has in turn enabled Canary Wharf to bring forward the proposed return of capital programme. Half of the proposed structured return will therefore be paid to shareholders via a £375 million special dividend.

This structured return of capital forms part of the plans outlined in March this year to return £2 billion to shareholders through a balanced combination of £750 million of share buy-backs and structured returns of £250 million in each of 2003, 2004 and 2005. The final £500 million will follow on development of the remaining sites on the original Canary Wharf estate.

Paul Reichmann, Chairman of Canary Wharf Group, said:

"We are extremely pleased to be in the position where Canary Wharf is returning capital to shareholders, both directly with this payment, and through the programme of share buy-backs under which more than £500 million has already been returned to shareholders. Canary Wharf is fulfilling, at least two years ahead of schedule, its commitment to shareholders set out at the time of flotation in 1999."

- ends -

For further information, please contact:

George Iacobescu, Chief Executive

Peter Anderson, Managing Director, Finance

Wendy Timmons, Head of Communications

Canary Wharf Group plc

Tel: 020 7418 2000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Annual Report and Accounts

RNS Number:8521C
Canary Wharf Group PLC
23 October 2002

2002 Report and Financial Statements

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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